BHP LIMITED       BILLITON PLC

JOINT STOCK EXCHANGE ANNOUNCEMENT AND NEWS RELEASE
Melbourne, 1000, Friday, 15 June 2001



EUROPEAN COMMISSION APPROVES MERGER OF BHP AND BILLITON


BHP Limited and Billiton Plc announce that the European Commission has provided the necessary regulatory approvals for the merger of the two companies to proceed. The companies are confident that the remaining non-Australian regulatory approvals will be obtained shortly.

Information on the effective implementation date for the merger, as well as the record date and timing of the issue of bonus shares to BHP shareholders will be announced within a short period of time.

Following completion of the merger, BHP Billiton will issue further information to the investment market, relating to the timing and nature of financial reporting, as well as additional information on the organisational structure.

ENQUIRIES:

BHP
Australia (media):
Mandy Frostick, Manager Media Relations, BHP Limited
Tel:   +61 3 9609 4157                Mobile: +61 419 546 245
Fax:   +61 3 9602 4121                email: frostick.mandy.mj@bhp.com

Australia (investor relations):
Robert Porter, Vice President Investor Relations, BHP Limited
Tel:   + 61 3 9609 3540               Mobile: +61 419 587456
Fax:   + 61 3 9609 3006

United States  (investor relations):
Francis McAllister, Vice President Investor Relations, BHP Limited
Tel:   +1 713 961 8625                Mobile: +713 480 3699
				      email: mcallister.francis.fr@bhp.com

Billiton
London (media and investor relations):
Marc Gonsalves, General Manager, Billiton
Tel:    +44 20 7747 3956              Mobile: +44 7768 264 950
Fax:    +44 20 7747 3914              email: mgonsalves@Billiton.com

Johannesburg (media and investor relations):
Michael Campbell, Manager Corporate Affairs, Billiton
Tel:    +27 11 376 3360               Mobile: +27 82 458 2587
Fax:    +27 11 376 3362               email: mcampbell@Billiton.co.za